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Via EDGAR and Email

April 15, 2019

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Texas Pacific Land Trust
DEFA14A filed April 9, 2019
File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, Texas Pacific Land Trust. (the “Trust,” “we,” “us” or “our”), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2019, with respect to the additional definitive soliciting material filed with the Commission on April 9, 2019.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

1.	You disclose that the Trust is “actively considering” the potential conversion to a corporation. However, earlier in the same materials, you tout the unusual corporate structure of the Trust as serving the goal of “long-term stewardship” and note that it has “served shareholders well for over a century.” As you know, converting the Trust to a Delaware corporation is one of the changes the dissident group is advocating and has approached the Trust about in the past. Please explain in additional or revised proxy materials (a) where the Trust is in the process of considering conversion to a corporation, including what steps have been taken to investigate the merits of this course of action to date and what (if any) further steps are planned and when they will be taken; and (b) why you apparently did not pursue conversion when advocated by the dissident group over the last several years.

Response:

We acknowledge the Staff’s comment and respectfully refer the Staff to the Background of the Solicitation section in the Trust’s definitive proxy statement filed with the Commission on April 8, 2019, in which we explain in detail the steps taken to investigate the merits of a conversion to a corporation and why the Trust did not pursue such a conversion in the past. We believe that the statements that the trust structure “served shareholders well for over a century” and that the Trustees are “actively considering” the potential conversion to a corporation are not mutually exclusive. The Trust’s share price has performed spectacularly over the years, especially recently, outperforming 99% of New York Stock Exchange-listed companies. At the same time, the nature of the business of the Trust has changed in recent years, in particular, after going into the water business. This is why the Trustees secured the nomination of a true corporate governance expert, General Donald G. Cook, to evaluate the trust structure going forward. We will provide additional disclosure regarding the foregoing in additional communications to be filed as soliciting material.

2.	See our last comment above. Your revised or additional materials should explain your reference to “short-term pressure” to convert to a corporation, since it appears from the disclosure in your proxy statement that the dissidents have advocated this measure for some time.

Response:

We acknowledge the Staff’s comment and will revise our additional materials to remove the reference to “short-term pressure.”

United States Securities and Exchange Commission

Division of Corporation Finance

April 15, 2019

3.	You state that if the dissident group’s proxy contest is successful, it will attempt to seek reimbursement for its expenses from shareholders in conducting this proxy contest. To appropriately balance this disclosure, note (if true) that the Trust is not under an obligation to pay those expenses, even if the dissident group seeks reimbursement, especially since the dissident group would obtain only one seat on a three-seat “board.” (If the Trust does intend to pay reimbursement, disclose accordingly).

Response:

We acknowledge the Staff’s comment. While the incumbent Trustees intend to vote against any such reimbursement request, if given the opportunity, and we believe that the Trust should not be legally obligated to reimburse Mr. Oliver, we cannot exclude the possibility that Mr. Oliver will file a lawsuit to compel the Trust and its shareholders to pay for his proxy campaign and the advisor team he chose to employ. We will provide such disclosure in an additional communication filed as soliciting material.

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Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett